Mail Stop 4561

May 1, 2006

Mr. John V. Winfield
President and Chief Executive Officer
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, CA 90049

> **Re:** **Portsmouth Square, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Filed October 18, 2005**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2005**
> **Filed November 10, 2005**
> **File No. 0-04057**

Dear Mr. Winfield:

　　We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Steven Jacobs
Accounting Branch Chief